UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

___________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 13, 2019 titled “Arcos Dorados Reports Third Quarter 2019 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 13, 2019

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS

•	Consolidated revenue growth of 3.8% in US dollars, despite depreciation of some local currencies, and 14.1% in constant currency[1]

•	Double-digit growth in systemwide comparable sales, above the Company’s blended inflation rate[1]

•	10.8% comparable sales expansion in Brazil

•	Consolidated Adjusted EBITDA margin expansion of 120 basis points, excluding the impact of last year’s one-time tax credit[1]

Montevideo, Uruguay, November 13, 2019 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights – Excluding Venezuela

•	Consolidated revenues totaled $747.6 million, a 3.8% increase in US dollars versus the third quarter of 2018 and despite the depreciation of some local currencies. On a constant currency basis[2], consolidated revenues grew 14.1%.

•	Systemwide comparable sales[2] rose 12.7% year-over-year and were above blended inflation.

•	Consolidated Adjusted EBITDA[2] in US dollars decreased 13.7% year-over-year to $76.1 million, mainly as a result of a one-time tax credit of $23.2 million recorded in the same period of last year. On a constant currency basis, Adjusted EBITDA decreased 8.1%. When excluding the tax credit, Adjusted EBITDA increased 17.1% and 24.8% in US dollars and constant currency terms, respectively.

•	Consolidated Adjusted EBITDA margin contracted 210 basis points year-over-year to 10.2%. Excluding last year’s tax credit, the Adjusted EBITDA margin expanded 120 basis points.

•	General and Administrative (G&A) expenses increased 2.6% in US dollars versus the year-ago quarter and were down 10 basis points as a percentage of revenue.

•	Net income in US dollars decreased 39.6% to $25.8 million, from $42.7 million, mainly due to last year’s one-time tax credit.

________________

1 Excluding Venezuela

2 For definitions please refer to page 13 of this document

“In light of the largely weak economic conditions in many of our markets, our strong revenue and margin performance validate once again the investments we continue making under our three-pillar strategy to drive profitable growth and extend our leadership position in Brazil and other markets. A combination of guest, volume and check growth accelerated comparable sales again and at a rate still above blended inflation.

In Brazil, our largest market, we captured additional market share and continued outperforming our sector achieving 11% comparable sales growth, while in Mexico we delivered our tenth consecutive quarter of revenue growth, also above inflation. Given the operating leverage we have achieved with a leaner cost structure, the quarter’s robust top line growth drove our consolidated margin 120 basis points higher, excluding the tax benefit.

With the significant sales lift that our EOTF restaurants continue generating, we are extending this format to six new markets, ending the year in 10 countries. Downloads of our mobile app nearly doubled last year’s level. Our popular app is a direct customer channel for marketing communications and promotions, many of which helped drive traffic in the quarter and now represents an increasingly valuable strategic asset for the company.

Operating as the most sustainable and socially responsible restaurant company in Latin America and the Caribbean is another way that our market-leading brand stands apart. Whether it’s offering more balanced and nutritious Happy Meals, serving cage-free eggs or eliminating plastic waste, we are making our brand more relevant to consumers who increasingly chose products and services offered by companies that respect the environment and benefit the communities where they operate,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

Third Quarter 2019 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q18 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	3Q19 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,195				2,239

Sales by Company-operated Restaurants	691.3	(72.4)	95.8	(1.5)	713.2	3.2%
Revenues from franchised restaurants	33.1	(1.9)	5.7	(0.1)	36.8	11.1%
Total Revenues	724.4	(74.3)	101.5	(1.6)	750.0	3.5%

Adjusted EBITDA	87.9	(5.0)	(7.1)	(0.8)	75.0	-14.7%
Adjusted EBITDA Margin	12.1%				10.0%
Net income (loss) attributable to AD	26.0	(7.9)	(9.0)	15.3	24.4	-6.4%
No. of shares outstanding (thousands)	208,628				204,069
EPS (US$/Share)	0.12				0.12

(3Q19 = 3Q18 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results may contain significant non-cash accounting charges to operations in this market. Accordingly, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Main variations in other operating income (expenses), net

Included in Adjusted EBITDA: In the third quarter of 2018, Arcos Dorados had recorded one-time income of $23.2 million, mostly related to a one-time tax credit in the Brazil division.

Excluded from Adjusted EBITDA: In the third quarter of 2018, the Company had recorded an impairment charge of $11.1 million related to its operations in Venezuela.

Third quarter net income attributable to the Company totaled $24.4 million, compared to net income of $26.0 million in the same period of 2018. Arcos Dorados’ reported earnings per share of $0.12 in the third quarter of 2019 was equal to that reported in the previous corresponding period. Primarily as a result of share repurchases of 7,993,602, total weighted average shares for the third quarter of 2019 decreased to 204,069,355 from 208,628,186 in the prior-year quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q19 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,067			2,119

Sales by Company-operated Restaurants	687.7	(72.4)	95.8	711.1	3.4%	13.9%
Revenues from franchised restaurants	32.6	(1.9)	5.7	36.5	11.7%	17.5%
Total Revenues	720.3	(74.3)	101.5	747.6	3.8%	14.1%
Systemwide Comparable Sales						12.7%
Adjusted EBITDA	88.2	(5.0)	(7.1)	76.1	-13.7%	-8.1%
Adjusted EBITDA Margin	12.3%			10.2%
Net income (loss) attributable to AD	42.7	(7.9)	(9.0)	25.8	-39.6%	-21.1%
No. of shares outstanding (thousands)	208,628			204,069
EPS (US$/Share)	0.20			0.13

Excluding Arcos Dorados’ Venezuelan operation, revenues in US dollars increased 3.8% year-over-year, as strong constant currency growth of 14.1% exceeded a negative currency translation impact that mainly resulted from the 36% year-over-year average depreciation of the Argentine peso against the US dollar. Constant currency revenue growth was supported by a 12.7% increase in systemwide comparable sales, with strong sales growth in Brazil, Mexico, Chile, Ecuador, Peru, and the French West Indies. Comparable sales, which were above Arcos Dorados’ blended inflation rate for the quarter, were driven by average check growth as well as the Company’s promotional strategy and appealing menus across the region, which helped boost traffic growth. The delivery business and the ongoing roll-out of EOTF continued to support incremental volume.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 3Q19 Adjusted EBITDA

Third quarter consolidated Adjusted EBITDA, excluding Venezuela, decreased 13.7% in US dollars, and 8.1% in constant currency terms, mainly as a result of the one-time tax credit of $23.2 million in Brazil, which was recorded in the third quarter of last year. Excluding this tax credit, Adjusted EBITDA would have increased 17.1% and 24.8% in US dollars and constant currency terms, respectively. The Adjusted EBITDA margin contracted 210 basis points to 10.2%, with margin expansions in SLAD and NOLAD, and margin contractions in Brazil and the Caribbean. However, excluding last year’s tax credit, the consolidated Adjusted EBITDA margin would have expanded 120 basis points. Arcos Dorados’ ongoing focus on top-line growth helped leverage efficiencies in Payroll costs and other cost line items, partially offset by higher F&P costs, as a percentage of sales, which stemmed from the Company’s promotional strategy to drive traffic.

Consolidated G&A increased 2.6% year-over-year in US dollars and were down 10 basis points as a percentage of revenues. On a constant currency basis, G&A increased 15.9%.

Non-operating Results

Arcos Dorados’ non-operating results for the third quarter, excluding Venezuela, contain a $4.9 million non-cash foreign currency exchange gain, versus a non-cash gain of $10.5 million in 2018. Net interest expense was $0.3 million higher year-over-year.

Excluding Venezuela, income tax expenses totaled $10.4 million in the third quarter, compared to income tax expenses of $21.4 million in the prior-year period.

Third quarter net income attributable to the Company, excluding Venezuela, totaled $25.8 million, compared to net income of $42.7 million in the same period of 2018. Lower income tax expenses were more than offset by a lower foreign currency exchange gain and lower operating income, which in 2018 included the aforementioned tax credit. As a result, the Company reported earnings per share of $0.13 in the third quarter of 2019, excluding Venezuela, compared to earnings per share of $0.20 in the previous corresponding period.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	939			984

Total Revenues	310.1	(2.1)	38.2	346.2	11.6%	12.3%
Systemwide Comparable Sales						10.8%
Adjusted EBITDA	67.5	(0.2)	(9.8)	57.5	-14.9%	-14.5%
Adjusted EBITDA Margin	21.8%			16.6%	-23.7%

Brazil division as reported revenues increased 11.6%, as strong constant currency growth of 12.3% was only partially offset by a mild negative currency translation impact. Constant currency growth was supported by systemwide comparable sales of 10.8%, well above the country’s inflation and growth in the QSR sector, driven by both average check and traffic growth. The strong performance in comparable sales continued to be driven by the effective execution of a consistent strategy that combines appealing menus, engaging marketing initiatives, EOTF, Cooltura de Servicio and the Delivery business.

Marketing initiatives during the second quarter continued to focus on driving top-line growth and delivered strong traffic. These activities included the continuation of the Bacon Smokehouse premium burger in the Signature collection. Boosted by our leading app in the Brazilian food segment, we recently executed the most successful social media ad campaign to date, generating more than 86 million impressions. This is a clear example of how our marketing strategy is capturing the reach offered by digital platforms.

The delivery business continues to grow through better offerings, improved operations and by continuing the strategy of working with all the major food aggregators in the country. This allows customers to choose their preferred options for ordering their favorite McDonald’s products. Finally, the McDonald’s app continues driving traffic through compelling offers and promotions. The Company has begun to tailor these to specific customer segments based on their preferences, thus improving efficiency and making the promotion or offer more relevant.

As reported Adjusted EBITDA decreased 14.9% year-over-year and 14.5% on a constant currency basis, mainly as a result of the aforementioned tax credit recorded in the third quarter of last year. The Adjusted EBITDA margin contracted from 21.8% to 16.6%. Excluding the one-time tax credit, Brazil’s Adjusted EBITDA margin would have expanded 230 basis points, a combination of sales growth and efficiencies in Payroll costs, Occupancy and Other operating expenses, G&A and other operating income, partially offset by higher F&P costs.

NOLAD

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	521			525

Total Revenues	106.1	(1.4)	5.3	110.0	3.7%	5.0%
Systemwide Comparable Sales						3.8%
Adjusted EBITDA	8.8	(0.1)	2.0	10.7	22.4%	23.4%
Adjusted EBITDA Margin	8.3%			9.8%	18.0%

NOLAD’s as reported revenues increased 3.7%, as constant currency growth of 5.0% more than offset a negative currency translation impact stemming from the year-over-year average depreciation of the Mexican peso against the US dollar. The division’s systemwide comparable sales increased above blended inflation at 3.8%, driven by traffic and average check growth, with strong performances in Mexico and Panama. In Mexico, the combination of successful marketing initiatives, built around the affordability and core segments, together with superior execution, drove sales growth.

In NOLAD, the Company continued executing marketing activities focused on increasing sales and guest counts. The affordability platform and the dessert category continued to perform well in Mexico and were key drivers for traffic growth during the quarter. Also, the Company executed innovative marketing campaigns around core products such as Big Mac and Chicken McNuggets that translated into double digit growth in these products.

The Company is continuing to improve guest experience in its restaurants. This now includes the roll out of upgraded high speed WiFi service, which is now one of the fastest in the industry. This upgrade gives customers a better dining experience, increases their visit frequency and gives us the opportunity to interact with them digitally. Lastly, the delivery business was also an important contributor to strong top-line growth during the quarter.

As reported Adjusted EBITDA for the division increased 22.4%, or 23.4% on a constant currency basis. The Adjusted EBITDA margin expanded 150 basis points to 9.8%, mainly due to the refranchising of some restaurants in Mexico. Excluding refranchising, the Adjusted EBITDA margin remained flat, with higher Delivery fees and IT services being offset by efficiencies in F&P costs.

SLAD

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	390			395

Total Revenues	201.4	(66.1)	60.0	195.3	-3.0%	29.8%
Systemwide Comparable Sales						28.9%
Adjusted EBITDA	17.3	(8.0)	9.6	18.9	9.0%	55.3%
Adjusted EBITDA Margin	8.6%			9.7%	12.4%

SLAD’s as reported revenues decreased 3.0%, as constant currency growth of 29.8% was more than offset by a negative currency impact resulting from the 36% year-over-year average depreciation of the Argentine peso against the US dollar. The division’s systemwide comparable sales increased 28.9%, driven by average check growth, and by strong performances in Chile, Ecuador, Peru and Uruguay.

As part of the Company’s strategy, promotional activity continued, including digital offerings through the McDonald’s app, as well as appealing promotions in the breakfast daypart. Today, the McDonald’s app is the undisputed industry leader in Argentina. The division’s marketing activities also included new product launches in both the affordability and premium platforms. During the quarter, the Company extended the Signature collection into the dessert category in Argentina and Uruguay.

Adjusted EBITDA increased 9.0% on an as reported basis and rose 55.3% in constant currency terms. The Adjusted EBITDA margin expanded 110 basis points to 9.7%, mainly due to efficiencies in Payroll costs resulting from average check growth above an increase in the crew hourly rate and from higher productivity.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q18 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	3Q19 (a+b+c+d)	% As Reported
Total Restaurants (Units)	345				335

Total Revenues	106.7	(4.6)	(2.0)	(1.6)	98.5	-7.8%

Adjusted EBITDA	6.6	(0.2)	(1.8)	(0.8)	3.8	-42.9%
Adjusted EBITDA Margin	6.2%				3.8%	-38.0%

The Caribbean division’s results continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results may contain significant non-cash accounting charges to operations in this market. Due to the distortive effects that the Venezuelan operations represent, the discussion of the Caribbean division’s operating performance is focused on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q19 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	217			215

Total Revenues	102.7	(4.6)	(2.0)	96.1	-6.4%	-2.0%
Systemwide Comparable Sales						-1.5%
Adjusted EBITDA	7.0	(0.2)	(1.8)	4.9	-29.1%	-25.6%
Adjusted EBITDA Margin	6.8%			5.1%	-24.2%

Revenues in the Caribbean division, excluding Venezuela, decreased 6.4% in US dollars and 2.0% in constant currency terms. Revenues in US dollars were mainly impacted by the 13% year-over-year average depreciation of the Colombian peso against the US dollar and the tax reform measures in Colombia, effective July 1, 2019. Under this new reform, sales are subject to the VAT regime of 19% instead of the consumption tax regime of 8%.

Comparable sales declined 1.5%, with traffic pressure in Colombia and Puerto Rico.

During the quarter, the division’s marketing activities included top tier licensees for the Happy Meal and the launch of the McFlurry & Shakes Selva Negra in the dessert category, among others. The Signature collection performed well with the introduction of the Egg & Bacon premium burger.

Adjusted EBITDA totaled $4.9 million, compared to $7.0 million in the same period of 2018. The Adjusted EBITDA margin contracted 170 basis points to 5.1%, mainly due to the impact of the depreciation of the Colombian peso in both sales and dollar linked F&P costs. In addition, in the prior year quarter, we recorded a recovery related to hurricanes in Puerto Rico.

New Unit Development

Figure 8. Total Restaurants (eop)*
	September 2019	June 2019	March 2019	December 2018	September 2018
Brazil	984	975	968	968	939
NOLAD	525	525	526	524	521
SLAD	395	393	394	394	390
Caribbean	335	336	337	337	345
TOTAL	2,239	2,229	2,225	2,223	2,195

* Considers Company-operated and franchised restaurants at period-end

Figure 9. Current Footprint
	Store Type*		Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC	Company Operated	Franchised
Brazil	528	456	587	397	79	1,934
NOLAD	323	202	354	171	13	632
SLAD	233	162	346	49	129	379
Caribbean	260	75	250	85	37	323
TOTAL	1,344	895	1,537	702	258	3,268

* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 70 new restaurants during the twelve-month period ended September 30, 2019, resulting in a total of 2,239 restaurants. Also during the period, the Company added 384 Dessert Centers, bringing the total to 3,268 units. McCafés totaled 258 units at the end of the third quarter.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $126.7 million at September 30, 2019. The Company’s total financial debt (including derivative instruments) was $571.4 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $444.8 million, while the Net Debt/Adjusted EBITDA ratio was 1.6x at the end of the reporting period.

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	September 30	December 31
	2019	2018
Cash & cash equivalents (i)	126,677	197,282
Total Financial Debt (ii)	571,430	589,760
Net Financial Debt (iii)	444,753	392,478
Total Financial Debt / LTM Adjusted EBITDA ratio	2.1	2.3
Net Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.5

(i) Cash & cash equivalents includes Short-term investment

(ii)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $66.4 million and $54.7 million as a reduction of financial debt as of September 30, 2019 and December 31, 2018, respectively).

(iii) Total financial debt less cash and cash equivalents.

Net cash provided by operating activities totaled $77.1 million in the third quarter, while cash used in net investing activities totaled $71.0 million, which included capital expenditures of $73.5 million, compared to $55.9 million in the previous year’s quarter. Cash used in financing activities was $7.5 million, which included $6.1 million of dividend payments.

Nine Months ended September 30, 2019

Excluding the Venezuelan operation and for the nine months ended September 30, 2019, the Company’s revenues, in US dollars, decreased 2.7% to $2.2 billion, as constant currency growth of 13.9% was offset by negative currency translation. Adjusted EBITDA was $194.5 million, a 5.2% decrease compared to the same period of 2018, in US dollars. On a constant currency basis, Adjusted EBITDA increased 4.7%. The Adjusted EBITDA margin contracted 20 basis points to 8.9%, mainly as a result of the aforementioned one-time tax credit recorded in the third quarter of last year.

Year-to-date consolidated net income was $46.9 million, compared with net income of $27.6 million in the same period of 2018. The Company reported earnings per share of $0.23, compared to earnings per share of $0.13 in the previous corresponding period. Excluding Venezuela, consolidated net income was $51.3 million, compared with net income of $66.9 million in the same period of 2018, and earnings per share was $0.25, compared to earnings per share of $0.32 in the previous corresponding period. During the nine months ended September 30, 2019, capital expenditures totaled $167.1 million.

Quarter Highlights & Recent Developments

Appointment of new Board Member

The Board of Directors of Arcos Dorados Holdings, Inc. appointed Cristina Palmaka to the Board as an independent director, effective November 12, 2019. Ms. Palmaka is an Accounting graduate of Fundação Álvares Penteado (Brazil) and received her MBA from Fundação Getúlio Vargas (Brazil). She also holds a master’s degree in International Business & Marketing from the University of Texas (U.S.) and has been the Managing Director & President of SAP Brazil since October 2013. Ms. Palmaka was nominated as one of the best CEOs in Brazil, by Forbes Magazine.

Continued Expansion of Scale for Good Initiatives

Arcos Dorados continues delivering on its commitment to contribute toward a better planet. Recently, the Company announced important initiatives and milestones that reinforce its Scale for Good program, which is aligned with the McDonald’s system’s 2030 global goals of minimizing the environmental impact of restaurant operations and building a more sustainable supply chain.

On October 22, 2019, Arcos Dorados announced that its initiative to reduce plastic straws from 2,200 locations throughout Latin America had eliminated 200 tons of single-use plastic waste. This ongoing sustainability initiative is an integral part of Arcos Dorados’ alignment with the McDonald’s system as well as the United Nations Environment Programme (UNEP), which also seeks to minimize the use of disposable plastic products globally.

Arcos Dorados also recently announced that it has begun sourcing eggs from farmers with cage-free hens in Brazil, reinforcing the Company’s commitment to improving animal welfare and bringing it closer to serving 100% cage-free eggs by 2025.

Investor Relations Contact Patricio Iñaki Esnaola Director of Investor Relations Arcos Dorados patricio.esnaola@ar.mcd.com +54 11 4711 2561 www.arcosdorados.com/ir	Media Contact InspIR Group Barbara Cano barbara@inspirgroup.com +1 646 452 2334

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,200 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2018. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Third Quarter 2019 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. Third Quarter 2019 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2019	2018	2019	2018
REVENUES
Sales by Company-operated restaurants	713,207	691,270	2,096,987	2,216,785
Revenues from franchised restaurants	36,762	33,102	107,725	111,444
Total Revenues	749,969	724,372	2,204,712	2,328,229
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(256,189)	(245,141)	(751,807)	(779,977)
Payroll and employee benefits	(142,474)	(141,439)	(427,289)	(470,703)
Occupancy and other operating expenses	(201,407)	(190,964)	(598,552)	(607,509)
Royalty fees	(38,656)	(37,851)	(116,419)	(118,625)
Franchised restaurants - occupancy expenses	(17,793)	(15,382)	(53,501)	(50,324)
General and administrative expenses	(51,354)	(50,155)	(157,214)	(167,073)
Other operating (expenses) income, net	149	9,959	(619)	(49,415)
Total operating costs and expenses	(707,724)	(670,973)	(2,105,401)	(2,243,626)
Operating income	42,245	53,399	99,311	84,603
Net interest expense	(12,524)	(12,229)	(38,200)	(39,326)
Gain (loss) from derivative instruments	2,219	140	1,789	(191)
Foreign currency exchange results	4,467	10,523	10,115	15,651
Other non-operating expenses, net	(2,216)	53	(2,313)	(9)
Income before income taxes	34,191	51,886	70,702	60,728
Income tax expense	(9,793)	(25,805)	(23,650)	(32,978)
Net income	24,398	26,081	47,052	27,750
Net income attributable to non-controlling interests	(46)	(55)	(115)	(140)
Net income attributable to Arcos Dorados Holdings Inc.	24,352	26,026	46,937	27,610
Earnings per share information ($ per share):
Basic net income per common share	0.12	0.12	$0.23	$0.13
Weighted-average number of common shares outstanding-Basic	204,069,355	208,628,186	203,981,893	210,084,482
Adjusted EBITDA Reconciliation
Operating income	42,245	53,399	99,311	84,603
Depreciation and amortization	30,400	25,195	89,670	77,285
Operating charges excluded from EBITDA computation	2,320	9,293	2,420	10,009
Adjusted EBITDA	74,965	87,887	191,400	171,897
Adjusted EBITDA Margin as % of total revenues	10.0%	12.1%	8.7%	7.4%

Third Quarter 2019 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 12. Third Quarter 2019 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2019	2018	2019	2018
REVENUES
Sales by Company-operated restaurants	711,138	687,679	2,089,841	2,153,929
Revenues from franchised restaurants	36,462	32,628	106,726	103,667
Total Revenues	747,600	720,307	2,196,567	2,257,596
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(255,817)	(244,453)	(751,182)	(754,869)
Payroll and employee benefits	(142,269)	(141,262)	(426,516)	(466,599)
Occupancy and other operating expenses	(200,257)	(189,279)	(594,949)	(591,609)
Royalty fees	(38,656)	(37,897)	(116,419)	(120,087)
Franchised restaurants - occupancy expenses	(17,673)	(15,194)	(53,133)	(48,123)
General and administrative expenses	(50,379)	(49,115)	(153,991)	(162,607)
Other operating (expenses) income, net	1,281	22,567	3,304	19,787
Total operating costs and expenses	(703,770)	(654,633)	(2,092,886)	(2,124,107)
Operating income	43,830	65,674	103,681	133,489
Net interest expense	(12,524)	(12,240)	(38,200)	(39,306)
Gain (loss) from derivative instruments	2,219	140	1,789	(191)
Foreign currency exchange results	4,857	10,521	10,640	9,451
Other non-operating expenses, net	(2,217)	53	(2,313)	(11)
Income before income taxes	36,165	64,148	75,597	103,432
Income tax expense	(10,367)	(21,437)	(24,214)	(36,367)
Net income	25,798	42,711	51,383	67,065
Net income attributable to non-controlling interests	(46)	(55)	(115)	(140)
Net income attributable to Arcos Dorados Holdings Inc.	25,752	42,656	51,268	66,925
Earnings per share information ($ per share):
Basic net income per common share	$0.13	$0.20	$0.25	$0.32
Weighted-average number of common shares outstanding-Basic	204,069,355	208,628,186	203,981,893	210,084,482
Adjusted EBITDA Reconciliation
Operating income	43,830	65,674	103,681	133,489
Depreciation and amortization	29,977	24,047	88,383	73,370
Operating charges excluded from EBITDA computation	2,319	(1,479)	2,420	(1,770)
Adjusted EBITDA	76,126	88,242	194,484	205,089
Adjusted EBITDA Margin as % of total revenues	10.2%	12.3%	8.9%	9.1%

Third Quarter 2019 Results by Division

(In thousands of U.S. dollars)

Figure 13. Third Quarter 2019 Consolidated Results by Division (In thousands of U.S. dollars)
	3Q				YTD
	Three-Months ended		% Incr.	Constant	Nine-Months ended		% Incr.	Constant
	September 30,		/	Currency	September 30,		/	Currency
	2019	2018	(Decr)	Incr/(Decr)%	2019	2018	(Decr)	Incr/(Decr)%
Revenues
Brazil	346,201	310,129	11.6%	12.3%	1,016,263	991,785	2.5%	11.2%
Caribbean	98,463	106,747			297,923	375,190
Caribbean - Excl. Venezuela	96,094	102,682	-6.4%	-2.0%	289,778	304,557	-4.9%	0.0%
NOLAD	110,027	106,122	3.7%	5.0%	316,828	302,282	4.8%	6.6%
SLAD	195,278	201,374	-3.0%	29.8%	573,698	658,972	-12.9%	27.7%
TOTAL	749,969	724,372			2,204,712	2,328,229
TOTAL - Excl. Venezuela	747,600	720,307	3.8%	14.1%	2,196,567	2,257,596	-2.7%	13.9%

Operating Income (loss)
Brazil	41,631	54,740	-24.0%	-23.7%	102,210	111,726	-8.5%	-1.5%
Caribbean	(767)	(8,804)			(2,105)	(43,693)
Caribbean - Excl. Venezuela	816	3,471	-76.6%	-75.5%	2,265	5,193	-56.4%	-51.5%
NOLAD	5,514	3,762	46.7%	47.7%	10,610	7,715	37.6%	40.7%
SLAD	11,410	13,793	-17.3%	54.2%	32,310	43,800	-26.2%	30.4%
Corporate and Other	(15,543)	(10,092)	-54.0%	-93.9%	(43,714)	(34,945)	-25.2%	-80.5%
TOTAL	42,245	53,399			99,311	84,603
TOTAL - Excl. Venezuela	43,828	65,674	-33.3%	-24.1%	103,681	133,489	-22.3%	-12.0%

Adjusted EBITDA
Brazil	57,480	67,508	-14.9%	-14.5%	148,582	150,736	-1.4%	6.3%
Caribbean	3,771	6,599			11,911	(15,508)
Caribbean - Excl. Venezuela	4,932	6,954	-29.1%	-25.6%	14,995	17,684	-15.2%	-10.1%
NOLAD	10,731	8,774	22.3%	23.4%	26,482	23,319	13.6%	15.7%
SLAD	18,887	17,328	9.0%	55.3%	49,152	57,112	-13.9%	28.8%
Corporate and Other	(15,904)	(12,322)	-29.1%	-58.2%	(44,727)	(43,762)	-2.2%	-41.6%
TOTAL	74,965	87,887			191,400	171,897
TOTAL - Excl. Venezuela	76,126	88,242	-13.7%	-8.1%	194,484	205,089	-5.2%	4.7%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
3Q19	3.97	19.44	50.40
3Q18	3.95	18.94	32.05

* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	September 30	December 31
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	126,677	197,282
Accounts and notes receivable, net	67,033	84,287
Other current assets (1)	166,328	182,993
Total current assets	360,038	464,562
Non-current assets
Property and equipment, net	884,458	856,192
Net intangible assets and goodwill	38,728	41,021
Deferred income taxes	57,824	58,334
Derivative instruments	66,433	54,735
Leases right of use assets	804,471	-
Other non-current assets (2)	100,468	103,195
Total non-current assets	1,952,382	1,113,477
Total assets	2,312,420	1,578,039
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	217,264	242,455
Taxes payable (3)	94,516	114,849
Accrued payroll and other liabilities	92,151	94,166
Other current liabilities (4)	20,721	24,527
Provision for contingencies	2,118	2,436
Financial debt (5)	12,099	14,879
Leases operating liabilities	56,354	-
Total current liabilities	495,223	493,312
Non-current liabilities
Accrued payroll and other liabilities	20,195	35,322
Provision for contingencies	30,174	26,073
Financial debt (6)	625,764	629,616
Deferred income taxes	2,004	957
Leases operating liabilities	765,407	-
Total non-current liabilities	1,443,544	691,968
Total liabilities	1,938,767	1,185,280
Equity
Class A shares of common stock	383,198	379,845
Class B shares of common stock	132,915	132,915
Additional paid-in capital	12,793	14,850
Retained earnings	437,438	413,074
Accumulated other comprehensive losses	(533,026)	(502,266)
Common stock in treasury	(60,000)	(46,035)
Total Arcos Dorados Holdings Inc shareholders’ equity	373,318	392,383
Non-controlling interest in subsidiaries	335	376
Total equity	373,653	392,759
Total liabilities and equity	2,312,420	1,578,039

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".